SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Portugal Telecom

Zeinal Bava
Executive Board Member

Morgan Stanley TMT Conference Barcelona, 17 November 2006

Important notice

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward -looking statements. Forward -looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”) . Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

[2] Portugal Telecom November 2006

Operational momentum – strategic highlights

Domestic initiatives	Status

>	Convergent fixed-mobile offering	•	Launch of Casa T

>	Triple play offering	• •	IPTV trials Cable voice to be launched before year end

>	Segregation of PT Wholesale (“PT Rede Aberta”)	•	Development of PT Wholesale business case

>	Regulatory relief	•	Introduction of minutes on monthly bill

>	Recoup market share	•	TMN has been gaining market share in corporate segment and making inroads in youth segment

International initiatives

>	Focus on Brazil	•	GSM overlay on track
		•	Integration of billing and IT platforms
		•	Focus on retention / loyalty programmes

>	Consolidation of African assets	•	PT Africa corporate restructuring ongoing
		•	Integration of MTC (Namibia)

>	Monetisation of non-core assets	•	Asset disposal programme

[3] Portugal Telecom November 2006

Operational momentum – Wireline

>	ULL net adds declining

>	Recouping pre-selection and WLR lines

>	Loss of traffic-generating accesses(2) has been decreasing

>	Improvement in market share of ADSL net adds(4)

>	Maintenance of wireline ARPU

>	Acceleration of staff reduction programme

(1) Carrier pre-selection + wholesale line rental net adds (2) PSTN/ISDN less pre-selection (3) Traffic generating access net adds (4) Anacom (5) Market share (6) Wireline employees

[4] Portugal Telecom November 2006

Operational momentum – TMN

>	Continuing acceleration of net adds

>	Combined with a visible improvement in market share

>	Increase of billing ARPU

>	Sustained improvement in MOU

>	Data underpinning service revenues …

>	… on the back of penetration of non-SMS data revenues

>	Market momentum built against lower SAC

>	Improvement in EBITDA performance

(1) Market share of net adds of active subs (2) Billing ARPU excl. roamers (3) Data / revenues (4) Non-SMS / total data revenues (5) Unitary SARC (6) EBITDA yoy

[5] Portugal Telecom November 2006

Operational momentum – Vivo

>	Net adds remain under pressure…

>	… but billing ARPU showing some recovery

>	Driven out of campaigns to stimulate traffic

>	With focus on reducing bad debt levels and fraud

>	And focus on reduction of cloning cases

>	Combined with cost control on commercial costs

>	And G&A expenses benefiting from Vivo integration

>	Resulting in free cash flow improvement

(1) Excluding database adjustment (2) Minutes of use (3) Provision / Gross revenues (4) Excluding one-off (5) Unitary SARC

[6] Portugal Telecom November 2006

Operational momentum – PTM

>	Recovery of Pay-TV net adds

>	Increased penetration of digital service “TV Cabo Funtastic Life” …

>	… is helping to drive Pay-TV ARPU

>	Combined with recovery of cable broadband net adds …

>	… underpinning blended ARPU

>	Cinemas driving revenue growth through increase of tickets sold

(1) Digital service / total subscribers (2) Tickets sold

[7] Portugal Telecom November 2006

  Operating FCF up 21% yoy, underpinned by strong improvement in working capital investment.
  Domestic operating FCF increased by 7% yoy and represented approximately 90% of consolidated operating FCF.

  Redundancy programme across all companies.
  Rebalancing of distribution channels.
  Renegotiation with maintenance suppliers.
  Reduction of printing and postage costs.
  Monitoring of credit scoring.
  Lower fringe benefits and health care costs.

[8]Portugal Telecom November 2006

Third Quarter 2006 Highlights

Euro million	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y
Operating revenues	1,620	1,641	(1%)	6%	4,708	4,670	1%
Wireline	477	515	(7%)	(0%)	1,447	1,550	(7%)
TMN	370	386	(4%)	7%	1,055	1,081	(2%)
Vivo	555	520	7%	13%	1,570	1,417	11%
PTM	163	160	2%	(0%)	487	470	4%
EBITDA	595	608	(2%)	18%	1,685	1,785	(6%)
Wireline	234	248	(5%)	(2%)	721	769	(6%)
TMN	174	173	1%	6%	492	507	(3%)
Vivo	138	142	(3%)	139%	336	383	(12%)
PTM	52	48	9%	(7%)	158	144	10%
Income from operations	292	326	(10%)	44%	786	980	(20%)
Net income	125	77	63%	(34%)	527	361	46%
Capex	221	214	3%	14%	577	582	(1%)
EBITDA - Capex	374	394	(5%)	21%	1,108	1,203	(8%)
Net debt	4,108	3,925	5%	(6%)	4,108	3,925	5%
EBITDA margin (%)	36.7	37.0	(0.3 pp)	3.7 pp	35.8	38.2	(2.4 pp)
Capex as % revenues	13.6	13.0	0.6 pp	0.9 pp	12.3	12.5	(0.2 pp)
EBITDA - Capex margin (%)	23.1	24.0	(0.9 pp)	24.9 pp	23.5	25.8	(2.2 pp)

EBITDA = income from operations + depreciation and amortisation.
Income from operations = income before financials and taxes + goodwill impairment + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

[9] Portugal Telecom November 2006

Revenue growth underpinned by Vivo and PTM

Revenues up by 0.8% yoy as a result of higher contribution from Vivo and PTM.

Wireline revenues down by 6.4% yoy.
Growth in ADSL and pricing plans did not offset lower access and retail traffic revenues.

TMN revenues decreased by 3.8% yoy due interconnection rate cuts

-	Revenues flat after adjusting for this impact.

Vivo revenues up by 10.8% yoy as a result of appreciation of the Real

-	Local currency revenues down due to challenging competitive environment.

PTM revenues increased 3.9% yoy underpinned by take up of premium services.

[10] Portugal Telecom November 2006

EBITDA growth impacted by interconnection rates cuts and provisions

EBITDA fell by 5.6% yoy to €1.69bn.

The €106mn reduction in EBITDA is explained by the:

-	impact of lower interconnection rates (€26mn),

-	reversal of a one-off provision from Angola Telecom (€23mn) booked in 1Q05, and

-	provision in Vivo related to billing issues in connection with the systems migration to a unified platform (€30mn), booked in 2Q06.

Excluding these impacts, EBITDA would have decreased by €21mn or 1.2% yoy in 9M06.

[11] Portugal Telecom November 2006

EBITDA negatively impacted primarily by Wireline and Vivo

  Wireline EBITDA down by 6.3% yoy to 721mn. Adjusted for Angola Telecom provision reversal and lower F2M rates, EBITDA down by 2.6% yoy.
  TMN EBITDA down by 2.9% yoy to €492mn. Adjusted for lower F2M rates, EBITDA up 1.3% yoy.
  Vivo EBITDA down by 12.4% to €336mn, as a result of higher provisions, call centre costs and outsourcing costs.
  PTM EBITDA increased by 10.2% yoy to €158mn, as a result of top line growth and margin improvement.

[12] Portugal Telecom November 2006

Strong improvement in net income

Net income increased by 46.2% yoy to €527mn.

Increase in net income is primarily explained by:

-	Lower income taxes (€53mn tax benefit in 1Q06 and €142mn from adopting of voluntary taxation on capital gains in 2Q06).

-	Lower workforce reduction costs (€96mn in 9M06 vs. €237mn in 9M05).

[13] Portugal Telecom November 2006

Capex directed towards launch of new services

Capex was directed towards

-	Wireline: broadband and corporate outsourcing contracts;

-	TMN: 3G / 3.5G network rollout (70% of network capex);

-	Vivo: network coverage / quality, consolidation IT / IS systems and GSM overlay;

-	PTM: additional transponder capacity, build out of additional homes passed, access network restructuring and rollout of VoIP.

[14] Portugal Telecom November 2006

Solid net debt profile

Net debt down €272mn in 3Q06 due to FCF generated.

Net debt increased by €436mn to €4.1bn in 9M06, mainly as a result of:

-	Extraordinary contribution for healthcare (€300mn)

-	Investment in MTC in Namibia (€108mn).

[15] Portugal Telecom November 2006

Strong reduction in post retirement obligations

Gross unfunded obligations fell to €2,0bn at the end of Sep 06, as a result of:

-	Extraordinary contribution (€300mn);

-	Net actuarial gains (€247mn).

Gross unfunded obligations to be further reduced by €340mn, as a result of:

-	Changes to healthcare benefits plan (€180mn);

-	Decision not to enter into new protocol with national healthcare system (€160mn).

Adjusted net unfunded obligations amounts to €1.2bn.

[16] Portugal Telecom November 2006

Strong increase in distributable reserves

Distributable reserves totalled €2.5bn at the end of Sep 06, following:

-	share capital reduction (€1.1bn),

-	Internal corporate restructuring (€0.8bn).

[17] Portugal Telecom November 2006

Concluding remarks
  Solid operational performance across all domestic businesses
  Vivo restructuring on track and strong performance across all other international assets
  Cash flow enhancement initiatives showing good progress
  Significant reduction of pension fund deficit
  Current offer of €9.50 per share for PT clearly undervalues the company

[18] Portugal Telecom November 2006

Contacts

Nuno Prego
Investor Relations Director
+351 21 500 1701
nuno.prego@telecom. pt

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.